May 20, 2008

VIA EXPRESS MAIL AND FACSIMILE

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.

Form 10-KSB for the Year Ended December 31, 2007

Filed March 31, 2008

File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated April 29, 2008 regarding the above captioned Form 10-KSB. Please find below our response to the comments included in that correspondence.

Response

Item 8A(T).	Controls and Procedures, page 34

1.	We note your reference to Rules 13a-14(c) and 15(d)-14(c). In future filings please update your rule reference to be consistent with the references in Regulation S-K Item 307.

2.	We note you state your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the “entire definition” which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

U.S. Securities and Exchange Commission

May 20, 2008

Provided below are the changes the Company proposes based on the comments provided by your office in items 1 and 2 of your correspondence dated April 29, 2008.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-KSB, being December 31, 2007, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rule 13a-15(c) ~~Rules 13a-14(c) and 15d-14(c)~~ under the Securities Exchange Act of 1934 (the Exchange Act) are effective such that the information relating to OmniComm, including our consolidating subsidiaries, ~~to ensure that information~~ required to be disclosed by the Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

On May 15, 2008, the Company filed an amended Form 10-KSB for the period ending December 31, 2007 because our proxy was not going to be filed within the required 120 days from our calendar year of December 31, 2007. The language proposed above was incorporated into “Item 8A (T). Controls and Procedures” of that filing.

Item 7.	Financial Statements, page F-1

Consolidated Statements of Shareholders’ Equity (Deficit), page F-6

3.	We note you have recorded a beneficial conversion feature (bcf related to the conversion of your 10% convertible note and common stock warrants in the amount of $195,880. So that we may better understand please explain the amount of bcf related to each instrument, how you calculated the bcf, the amount amortized to interest expense.

During the year-ended December 31, 2006 the Company recorded $180,880 in beneficial conversion feature (bcf) expense related to placement agent warrants. The bcf relates to a grant in exercise price reduction granted to the placement agent in connection with certain warrants that had been issued in connection with a placement of convertible debt that occurred during fiscal 2001. The placement agent was granted 323,000 warrants with an exercise price of $0.50 per share. The convertible debt issued during 2001 had been subsequently converted into a later offering of the Company’s Series C Convertible Preferred Stock at an exercise price of $0.25 per share during fiscal 2003. At the time of that issuance the Company recorded bcf of $646,000 in connection with the lowered conversion price from $0.50 to $0.25 per share to each convertible debt holder. The board of directors determined that as part of that transaction the placement agent warrants should have also received a bcf to allow conversion from $0.50 to $0.25 per share of common stock issuable upon the conversion of the placement agent stock warrants. The total amount of bcf was calculated by taking the value of the securities issuable upon conversion under the bcf which was calculated as 646,000 shares of common stock times the market value of the Company’s stock at the time the bcf was granted,

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May 20, 2008

$0.56 per share on the NASDAQ OTC Bulletin Board. This produced a market value to the securities under the bcf of $361,760. This was compared to the value of the securities that would have been issued without the bcf, 323,000 shares of common stock times the market value at the time of the bcf, $0.56 per share on the NASDAQ OTC Bulletin Board, resulting in a pre-bcf market value of $180,880. The value of the bcf was thus determined to be the value of the securities to be issued due to the bcf of $361,760 minus the value of the securities issuable pursuant to the original conversion terms of $180,880. The value of the bcf provided to the placement agent was therefore calculated at $180,880.

Also during the fiscal year ended December 31, 2006, the Company offered holders of its 10% Convertible Notes (10% Notes) a bcf that lowered the conversion price of the 10% Notes from $1.25 to $0.25 per share in order to induce conversion of the debt and therefore lower the total liabilities of the Company. The reduced conversion price equaled the market price of the Company’s stock at the time of the bcf. The total amount of bcf was calculated by taking the value of the securities issuable upon conversion under the bcf which was calculated as 50,000 shares of common stock times the market value of the Company’s stock at the time the bcf was granted, $0.50 per share on the NASDAQ OTC Bulletin Board. This produced a market value to the securities under the bcf of $25,000. This was compared to the value of the securities that would have been issued without the bcf, 20,000 shares of common stock times the market value at the time of the bcf, $0.50 per share on the NASDAQ OTC Bulletin Board, resulting in a pre-bcf market value of $10,000. The value of the bcf was thus determined to be the value of the securities to be issued due to the bcf of $25,000 minus the value of the securities issuable pursuant to the original conversion terms of $10,000. The value of the bcf provided to the placement agent was therefore calculated at $15,000.

Notes to the Consolidated Financial Statements

Note 5: Accounts Payable and Accrued Expenses, page F-14

4.	We note you have on your books a liability for accrued expenses of your inactive subsidiary, OmniTrial BV, which filed for bankruptcy in 2000. Please explain.

At the time our Form 10-KSB for fiscal 2007 was filed, March 31, 2008, the bankruptcy proceeding for our subsidiary operated in the Netherlands, OmniTrial BV, had not been completed. The Company ceased operations through this subsidiary in fiscal 2000 and engaged counsel out of the Netherlands to represent its interests. There remains uncertainty at this time whether the bankruptcy proceedings will require the Company to meet any of the outstanding obligations that existed at the time of the bankruptcy filing. The amounts accrued represent the Company’s best estimate of the amounts that might become due.

U.S. Securities and Exchange Commission

May 20, 2008

Note 12: Stockholders’ Equity (Deficit), page F-20

5.	We note your preferred stock, warrants and 10% convertible note contain certain demand and piggy-back registration rights. Please explain the terms of these registration rights, whether they may require consideration to be paid to the holders and the extent you considered EITF 00-19-02, Accounting for Registration Payment Agreements, in accounting for these agreements.

Under paragraph(s) 10 and 11 of EITF 00-19-02 if an entity finds that subsequent to the inception of a financial arrangement requiring demand or piggyback registration rights that might require the transfer of consideration and a payment arrangement becomes probable and can be reasonably estimated then the value of that consideration, or contingent liability, should be recorded and recognized in earnings. In reviewing the terms of the various debt and equity offerings of the Company that contained demand or piggyback registration rights the Company deemed that none of those registration rights were likely to result in a probable contingent liability.

In particular the Company has concluded that the terms of the 10% Convertible Notes are no longer applicable since (i) at no point has the company received a request for registration for the shares underlying the 10% Convertible Notes and, (ii) currently there are only 70,000 shares underlying the outstanding 10% Convertible Notes.

Given the facts above the Company did not record any liability or any resulting charge to earnings for registration rights consideration.

Provided below are the applicable sections from the respective agreements for our preferred stock, warrants and 10% convertible note that confer the demand and piggy-back registration rights to the individual investors.

Series C Convertible Preferred Stock Registration Rights

Annex A to the Subscription Agreement

2. Registration.

(a) Right to Include Registrable Stock. If the Company proposes to register any of its securities under the 1933 Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-4 or Form S-8, or any

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successor or similar forms) (the “Offering”), it will each such time promptly (but not later than 30 days before the anticipated date of filing such Registration Statement) give written notice to each Holder. Upon the written request of any of the Holders made within 15 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holders and the intended method of distribution thereof), the Company will use its reasonable best efforts to effect the registration under the 1933 Act of all Registrable Securities which the Company has been requested to register by any of the Holders in accordance with the intended methods of distribution specified in such request; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company determines for any reason not to proceed with such registration, the Company may, at its election, give written notice of such determination to the Holders and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration and (ii) in case of a determination by the Company to delay registration of its securities, the Company will be permitted to delay the registration of Registrable Securities for the same period as the delay in registering such other securities; provided, however, that the provisions of this Section 2 will not be deemed to limit or otherwise restrict the rights of the Holders under Section 3. This Section 2(a) shall not apply to the Filed Registration Statement and any rights of the Holders to include the Registrable Securities in the Filed Registration Statement shall be governed by Section 2(b).

(b) Mandatory Registration. As soon as practical following the final closing of the Offering (as such term is defined in the Subscription Agreement), the Company shall amend the Filed Registration Statement so as to include the Registrable Securities in such Filed Registration Statement and effect for resale under the 1933 Act all of the Holders’ Registrable Securities; provided, however, in the event that in the good faith judgment of counsel for the Company such Registrable Securities are not eligible for inclusion in such Filed Registration Statement, then the Company shall prepare and file with the SEC no later than the five-month anniversary of the Initial Closing Date (as defined in the Subscription Agreement) (the “Filing Deadline”) a Registration Statement or Registration Statements (as necessary) on Form S-3 covering the resale of all of the Holders’ Registrable Securities. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(e). The Company shall use its best efforts to cause such Registration Statement to be declared effective by the SEC within four months after the Filing Deadline.

(c) Priority. If the managing underwriter for a registration (other than with respect to a Registration Statement filed pursuant to Section 2(b) above) involving an underwritten offering advises the Company in writing that, in its opinion, the number of securities of the Company (including Registrable Securities) requested to be included in such registration by the

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May 20, 2008

holders thereof exceeds the number of securities of the Company (the “Sale Number”) which can be sold in an orderly manner in such offering within a price range acceptable to the Company, the Company will include (i) first, all securities of the Company that the Company proposes to register for its own account and (ii) second, to the extent that the number of securities to be included by the Company for its own account is less than the Sale Number, a number of the Registrable Securities (the “Adjusted Allocation”) equal to the number derived by multiplying (a) the difference between the Sale Number and the securities proposed to be sold by the Company, and (b) a fraction the numerator of which is the number of Registrable Securities originally requested to be registered by the Holders and the denominator of which shall be the aggregate number of all securities requested to be registered by all holders of the Company’s securities entitled to include securities in the Registration Statement (other than securities being registered by the Company for its own account). The Adjusted Allocation shall be allocated among the Holders pro rata based on the number of Registrable Securities initially sought to be registered by the Holder. The Company hereby agrees that it will not grant registration rights to any other holder that are more favorable to such holder than the registration rights granted hereunder.

(d) Legal Counsel. Subject to Section 7 hereof, the Subscribers holding a majority of the Registrable Securities shall have the right to select one legal counsel to review and oversee any offering pursuant to this Section 2 (“Legal Counsel”), which shall be Kronish Lieb Weiner & Hellman LLP or such other counsel as thereafter designated by the holders of a majority of Registrable Securities. The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations under the terms of this Annex A.

(e) Ineligibility of Form S-3. In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall use its best efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

(f) Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all the Registrable Securities and required to be filed by the Company pursuant to the terms of this Annex A is not declared effective by the SEC four months following the filing of such Registration Statement with the SEC (the “Effectiveness Deadline”) or (ii) on any day after the Registration Statement has been declared effective by the SEC, sales of all the Registrable Securities required to be included on such Registration Statement cannot be made pursuant to the Registration

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May 20, 2008

Statement (including, without limitation, because of a failure to keep the Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to the Registration Statement, to register sufficient shares of Common Stock), then, as partial relief for the damages to any Holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity), (x) the Conversion Price relating to the Preferred Shares (as set forth in the Certificate of Designation) shall be reduced by 5% for each aggregate 30-day period (or pro rated amounts thereof for partial 30-day periods) that (i) the Registration Statement is not declared effective by the SEC following the Effectiveness Deadline and (ii) after the Registration Statement is declared effective by the SEC, such Registration Statement is not available for the sale of all of the Registrable Securities required to be included in such Registration Statement, and (y) the number of Conversion Shares shall be increased to a number determined by multiplying the number of Conversion Shares issuable upon conversion of the Preferred Shares immediately prior to the applicable Conversion Price reduction hereunder by a fraction, the numerator of which shall be the Conversion Price per share in effect prior to the applicable Conversion Price reduction hereunder and the denominator of which shall be the applicable Conversion Price as so reduced. Notwithstanding anything to the contrary, the adjustments required pursuant to this Section 2(f) as a result of sales of Registrable Securities not being able to be made pursuant to the Registration Statement after it has been declared effective, shall not be applicable unless and until such time as such sales have not been able to be made for a period of more than 20 days in any 365-day period and such 20 days shall not be included in calculating any adjustments.

(g) Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(b) is insufficient to cover all of the Registrable Securities which such Registration Statement is required to cover, the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least 100% of the Registrable Securities, in each case, as soon as practicable, but in any event not later than thirty (30) business days after the necessity therefor arises. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if the number of Registrable Securities issued or issuable upon conversion of the Preferred Shares is greater than the number of shares of Common Stock available for resale under such Registration Statement.

U.S. Securities and Exchange Commission

May 20, 2008

Series C Convertible Preferred Stock Warrant Registration Rights

Series C Convertible Preferred Stock Warrant Agreement

SECTION 10. REGISTRATION UNDER THE SECURITIES ACT OF 1933. The Company agrees to register the Warrant Shares for resale under the Securities Act of 1933, as amended (the “Act”) on the terms and subject to the conditions set forth in [set forth above] Annex A to the Subscription Agreement(s) between the Company and each of the investors in the Private Placement.

Secured Convertible Debentures and Related Warrants Registration Rights

Securities Purchase Agreement

4. (g)(iv) If during the New Transaction Period, the Company enters into a New Transaction and subsequently files a registration statement naming the New Investors of that New Transaction as selling stockholders (a “New Transaction Registration Statement”), the Holder shall have piggy-back registration rights with respect to the all or any of the Conversion Shares or Warrant Shares then held by the Holder or then subject to issuance upon conversion of the outstanding Debenture, exercise of the outstanding Warrant or otherwise issuable as Agreement Shares (collectively, the “Remaining Shares”), subject to the conditions set forth below. Prior to the filing of the New Transaction Registration Statement, the Company shall give written notice of such anticipated filing to the Holder and the Holder shall have the right, exercisable within ten (10) Trading Days after receipt of such notice, to demand inclusion of all or a portion of the Holder’s Remaining Shares in the New Transaction Registration Statement. If the Holder exercises such election, the Remaining Shares so designated shall be included in the New Transaction Registration Statement at no cost or expense to the Holder (other than any costs or commissions which would be borne by the Holder were the Holder a New Investor). If the Holder elects to include any such shares, the Holder shall have, with respect to such shares, all of the rights and benefits provided to a New Investor under the terms of the agreements reflecting the New Transaction with respect to the filing, effectiveness and maintenance of effectiveness of such registration statement (including, but not necessarily limited to, provisions, if any, for liquidated damages payable by the Company under certain events) as if the Holder had been a New Investor in the New Transaction.

Agency Agreements – Placement Agent Warrants

3(c) Registration Rights. The Company shall grant the subscribers in the Placement unlimited “piggyback” registration rights entitling the holders to have their shares of Common Stock and the shares of Common Stock underlying the Agent’s Purchase Option included in any registration statement (other than in connection with a merger or pursuant to Forms S-8 or S-4) any time from the last Closing Date for a period of three years thereafter. The Company shall bear all costs and expenses incurred in the preparation and filing of such registration statements or post-effective amendment (and related state registrations, to the extent permitted by applicable law) and furnishing of copies of the preliminary and final prospectus thereof to the

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May 20, 2008

Placement Agent and such holders of securities, other than expenses of the Placement Agent’s counsel, and other than sales commissions incurred by the then holders with respect to the sale of such securities

10% Convertible Notes

Registration Rights Agreement

8.5	Requested Registration

8.5.1 Request for Registration. In case the Company shall receive from Initiating Holders a written request that the Company effect a registration under the Securities Act with respect to not less than 500,000 shares (as adjusted for Recapitalizations) of Registrable Securities or Common Stock, the Company will:

(i) promptly give written notice of the proposed registration, qualification or compliance to all other Shareholders;

(ii) as soon as practicable, use its best efforts to effect such registration (including, without limitation, appropriate qualification under applicable regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit of facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Shareholder or Shareholders joining in such request as are specified in a written request received by the Company within 20 days after receipt of such written notice from the Company; and,

(iii) set forth in the written notice the number of Registrable Securities each Shareholder may include in each such registration. The total number of Registrable Shares to be included shall be determined as a percentage of the number of Registrable Shares beneficially owned by the Shareholder and the total number of shares issued and outstanding.

Provided, however, that the Company shall not be obligated to take any action to effect any such registration, qualification or compliance pursuant to this Section 8.5:

8.5.2 In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

8.5.3 During the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

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May 20, 2008

8.5.4 After the Company has effected two such registrations pursuant to this subparagraph 8.5.1, and such registrations have been declared or ordered effective; or

8.5.5 If the Company shall furnish to such Shareholders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed in the near future, in which case the Company’s obligation to use its best efforts to register, qualify or comply under this section 8.5 shall be deferred for a period not to exceed 120 days from the date of receipt of the written request from the Initiating Holders.

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated April 29, 2008 the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB filed for the Year Ended December 31, 2007;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Given the nature of our responses, the Company does not currently intend to file an amended Form 10-KSB. After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Chief Accounting and Financial Officer
OmniComm Systems, Inc.